UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Centerline Holding Company
(Name of Issuer)
Shares of Beneficial Interest
(Title of Class of Securities)
15188T108
(CUSIP Number)
Oct 6, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Natixis North America LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,784,150 Shares of Beneficial Interest

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		17,784,150 Shares of Beneficial Interest

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,784,150 Shares of Beneficial Interest

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Natixis Financial Products LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,784,150 Shares of Beneficial Interest

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		17,784,150 Shares of Beneficial Interest

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,784,150 Shares of Beneficial Interest

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Centerline Holding Company

Item 1(b)	Address of Issuer’s Principal Executive Offices.

625 Madison Avenue
New York, New York 10022

Item 2(a)	Name of Person Filing.

This schedule 13G is filed by and on behalf of (a) Natixis North America LLC and (b) Natixis Financial Products LLC.

Item 2(b)	Address of Principal Business Office.

9 West 57th Street, 15th Floor
New York, New York 10019

Item 2(c)	Place of Organization.

United States

Item 2(d)	Title of Class of Securities.

Shares of Beneficial Interest

Item 2(e)	CUSIP Number.

15188T108

Item 3	Reporting Person.

Natixis North America LLC
Natixis Financial Products LLC

Item 4	Ownership.

					Sole power	Shared
					to	power
			Sole	Shared	dispose or	to dispose
			power to	power to	to	or to
	Amount		vote or	vote or to	direct the	direct the
Reporting	Beneficially	Percent of	direct	direct	disposition	disposition
Person	Owned	Class	the vote:	the vote:	of:	of:
Natixis North America LLC	17,784,150 Shares of Beneficial Interest	5.1%	0	17,784,150 Shares of Beneficial Interest	0	17,784,150 Shares of Beneficial Interest
Natixis Financial Products LLC	17,784,150 Shares of Beneficial Interest	5.1%	0	17,784,150 Shares of Beneficial Interest	0	17,784,150 Shares of Beneficial Interest

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2010	By:	NATIXIS NORTH AMERICA LLC

	By:	/s/ Joseph Vuolo
	Name:	Joseph Vuolo
	Title:	Head of Compliance

	By:	/s/ Louis Milano
	Name:	Louis Milano
	Title:	Chief Compliance Officer

	By:	NATIXIS FINANCIAL PRODUCTS LLC

	By:	/s/ Joseph Vuolo
	Name:	Joseph Vuolo
	Title:	Head of Compliance

	By:	/s/ Louis Milano
	Name:	Louis Milano
	Title:	Chief Compliance Officer